Microsoft Word 11.0.6568;EX-99.770 - Transactions effected pursuant to Rule
10f-3
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Name of Fund:  Goldman Sachs Variable Insurance Trust - Mid Cap Value Fund

Name of Underwriter Purchased From:  J.P. Morgan Securities Inc.

Name of Underwriting syndicate members:  Goldman, Sachs & Co., JP Morgan

Name of Issuer:  Packaging Corp of America

Title of Security:  Packaging Co of America

Date of First Offering:  12/15/2005

Dollar Amount Purchased:  $ 2,328,450

Number of Shares Purchased:  108,300

Price Per Unit:  $21.50

Resolution approved:  Approved at the February 9, 2006 board meeting

RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended December 31, 2005 for the Fixed Income, Equity, Money Market and Specialty Funds, on behalf of the Goldman Sachs Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended; and

         FURTHER RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended December 31, 2005, for the Funds, on behalf of the Goldman Sachs Variable Insurance Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended.